Final Term Sheet

Filed pursuant to Rule 433

Dated November 21, 2014

Relating to

Prospectus Supplement dated November 21, 2014 to

Registration Statement No. 333-183150

€500,000,000 1.625% Notes due 2025

Issuer:	Praxair, Inc.

Title of Securities:	1.625% Notes due 2025

Principal Amount:	€500,000,000

Maturity Date:	December 1, 2025

Issue Price (Price to Public):	99.134% of principal amount

Coupon (Interest Rate):	1.625% per annum

Re-Offer Yield to Maturity:	1.712%

Benchmark Bund:	DBR 1.000% due August 15, 2024

Benchmark Bund Yield / Price:	0.774% / 102.11%

Re-Offer Spread to Benchmark Bund:	93.8 basis points

Mid Swaps Yield:	1.082%

Re-Offer Spread to Mid Swaps:	63 basis points

Underwriting Fee:	45 basis points

Proceeds to Issuer (net of underwriting fees but before expenses):	€493,420,000

Interest Payment Dates:	Annually in arrears on each December 1, commencing December 1, 2015

Make-Whole Redemption:	Bund +15 basis points

Day Count:	Actual / Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Type of Offering:	SEC Registered

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Trade Date:	November 21, 2014

Settlement Date:	December 1, 2014 (T+6)

Settlement:	Euroclear / Clearstream

Common Code/ISIN:	114391646 / XS1143916465

Joint Bookrunners:	Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, HSBC Bank plc and Merrill Lynch International

Co-Managers:	Banco Bradesco BBI S.A., Banco Santander, S.A., Mitsubishi UFJ Securities International plc, SMBC Nikko Capital Markets Limited, U.S. Bancorp Investments, Inc.

Long-term Debt Ratings*:	Moody’s: A2 (stable); Standard & Poor’s: A (stable)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors on or about December 1, 2014, which will be the sixth business day following the date of this final term sheet (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited, toll free at (800) 831-9146, Deutsche Bank AG, London Branch, toll free at (800) 503-4611, HSBC Bank plc, toll free at (866) 811-8049 or Merrill Lynch International, toll free at (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.